UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
Carel van Bylandtlaan 30, 2596 HR, The Hague
The Netherlands
Tel No: 011 31 70 377 9111
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit
No.	Description
99.1	Regulatory release.
99.2	Royal Dutch Shell plc – Three and nine month periods ended September 30, 2020 Unaudited Condensed Interim Financial Report.
99.3	Strategy update
This Unaudited Condensed Interim Financial Report contains the Unaudited Condensed Consolidated Interim Financial Statements of the Registrant and its subsidiaries for the three and nine month periods ended September 30, 2020, and Business Review in respect of such periods. This Report on Form 6-K contains the Unaudited Condensed Interim Financial Report required to keep current the Registrant's registration statement on Form F-3.
This Report on Form 6-K is incorporated by reference into:
a)    the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and
b)    the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	/s/ Linda M. Coulter

Name: Linda M. Coulter
Title: Company Secretary
Date: October 29, 2020